Free Writing Prospectus

VanEck Merk Gold Trust

2023-01-11 Axel Merk/ETF Store interview

0001546652

Pursuant to 433/164

333-238022

Nate:

My next guest is Axel Merk, President and Chief Investment Officer of Merk Investments, who’s an investment advisory firm with over a billion dollars in assets under management. They’re also behind two ETFs, the Merk Stagflation ETF, ticker STGF. That launched last May, and then the VanEck Merk Gold Trust, ticker OUNZ, O-U-N-Z, which that ETF actually lets investors take physical delivery of gold in exchange for their shares. We’ll certainly get into that. Axel is now on the line with me from Palo Alto, California. Axel, welcome to the podcast.

Axel Merk:

Great to be with you, Nate.

Nate:

All right, so it’s interesting, you launched this stagflation ETF in May of last year, and now here we are in January of 2023, and at least from my perspective, it does feel like stagflation is sort of the base case, right? Just about every analysis that I’m seeing expects inflation to remain elevated and economic growth to remain weak, if not negative. To start here, just give us some background on the launch of this ETF, and I’m curious, what you saw back when you were developing this idea when not everyone had stagflation on their bingo card.

Axel Merk:

Well, and not only when we launched it, as you’re well aware, it takes many months to get an ETF off the ground, and why would we launch an ETF when the stagflation is going to be so short, and inflation is going to be so short, and so forth. The challenge with a stagflationary shock is that central banks are very ill equipped to deal with them, and that the politically attractive reaction to a stagflationary shock is counterproductive.

One of the best known ones, maybe, is when production doesn’t work, to give people a stimulus check, right? Writing checks does not increase the supply of goods. And this happens throughout, it happens with wage negotiations, it happens with other things. The reason why the stagflationary period of the 1970s really lasted over a decade is because of these continuous policy mistakes that happened along the way. Talk to central bankers, they say they’re so much smarter, that may well be the case, although I doubt that, but the key thing is we are still human. And as we saw last year, most things didn’t work, and so we figured we need additional diversifiers in the market so that investors have more tools to deal with the period that’s ahead.

Nate:

And we’ll get into the ETF here in just a moment, but is a stagflationary environment still your base case? Or has anything at all changed with your views on this?

Axel Merk:

Well, yes, we’re in a mess, right? We’ve got a higher for longer Fed. The Fed doesn’t quite know what they want to do, they haven’t created a new framework. The only thing they know is they want to be gradual and stop at some point. But the challenge is you don’t get out of this inflationary world unless there’s a fundamental shift on how the Fed operates. And by all means, the year over year comparisons on inflation are going to look better. But then what?

One thing Bernanke wrote in the book that he published, he wrote it before the pandemic, and then he scrambled to put some things in there for a stagflation environment. But what he rightfully points out is once inflation is high, it’s no longer linear, and so it will jump around. So, for a few months we’ll be feeling great, and then it’s going to whack us again. And so you’ve got to be on the lookout, and just like with anything investing, it’s about taking scenarios into account, taking risks into account, and then figuring out how to deal with those possibilities.

Nate:

Okay, so let’s discuss how the Merk Stagflation ETF is designed. I know this has a trend following component, perhaps explain that, and then what exactly this ETF holds.

Axel Merk:

Well, the key thing about this, this is investing in components that may do well in a stagflation environment. We have a core allocation to TIPS, and we’ll talk about TIPS hopefully in a bit, because I think most investors misunderstand TIPS. And the reason I mentioned this though is, think of it, this is a diversifier, and a diversifier notably for the bond allocation of portfolio, with a kick. The kick, so to speak, is that in a, quote unquote normal environment, it should behave all right, but in a stagflation environment it should be extraordinarily well. And so we have a allocation to TIPS, and then we also invest in oil, gold and real estate. And as you point out, there is a trend following methodology that rounds it out, notably because in the 1970s, a trend following methodology worked particularly well. But even without those components, the key idea is that those components should do well over time in a stagflationary environment.

Nate:

And I’ll mention for listeners, if you look at how this ETF is actually getting the exposure, again, it is through other ETFs. So on the TIPS exposure, it’s SCHP, on the real estate exposure, it’s VNQ, on the gold exposure, it’s OUNZ, which we’ll talk about here in a moment. And then on the oil exposure, ticker DBO. Axel, you mentioned TIPS, and I was looking at performance this morning for this ETF, and since its inception last year, it has underperformed the S&P 500 by three or four points. Is that because of the TIPS exposure? Because on the surface, I think people would look at what the ETF does, and they would’ve expected it to outperform over this timeframe. Can you speak to the performance a little bit?

Axel Merk:

Well, let’s talk about TIPS first, maybe, because I think that’s where the greatest misunderstanding is. When you buy TIPS, you lock in real interest rates, and not the short term ones, but longer ones, 7, 8, 9 years depending on the TIPS that one is invested in. And what happened last year is that we had an extremely tough Federal Reserve, and so that pushed those longer term real interest rates higher. And so we’re currently, on a tenure base, at about a little over 1.3% real interest rates. So, if you believe that the Fed will push those real interest rates further, then you may want to stay away from TIPS. But if you think that the Fed cannot be that hawkish forever, then it might be a good time to get into TIPS, or into, obviously, this stagflation ETF if you like the rest of the philosophy. I would encourage everybody, on Merk investments, we have an analysis of how TIPS work, and many people have told us that really has helped them to understand TIPS, so that’s kind of as a baseline.

And then of course, the other components are gold, oil, and real estate, and you mentioned earlier we invest in other ETFs. And part of it is, as you may well know, investing in something like oil, this is not oil companies, but oil itself, is not trivial. And so rather than trying to convince the market that we have the best algorithm on how to invest in oil, we do utilize another ETF, and in higher package in our assessment is very, very cost effective for what it offers.

But the reason why the performance was lukewarm, obviously last year, was because of the particular components haven’t performed so well. The idea with any rules-based ETF is, of course, that looking forward, what is it that you believe in? And then as I pointed out, we’re not competing with the S&P, but more with on the TIPS side of things, and there it’s really what is your outlook on those, and is there a way to round that out?

And some people are saying, “Oh, why don’t you invest 100% hundred percent in,” whatever, favorite thing? Well, the point is not to have a hole in one, the point is to have it diversified and to take a step back on this, maybe, and go back to a stagflation year period. In the 1970s, nothing really worked really well over the 1970s. What you really wanted to invest in was the CPI. But the CPI itself, you cannot invest in. And if you look at equity markets, on a real basis, meaning net of inflation, the equities didn’t do well. And so again, a stagflation ETF provides a way to diversify, and the TIPS with the rounding out with these commodity components and real estate, is in our view, one of the easier ways for an investor to add diversification to a portfolio, mitigating some of stagflationary risks.

Nate:

In terms of adding that diversification to a portfolio, when you look at STGF, do you view this as an alternative, to say, a traditional fixed income position? Or how do you see this being used specifically in a portfolio?

Axel Merk:

Yes, we do see that as a fixed income supplement, or substitute. And again, that’s also based on the return profile. Some people are saying, “Oh, why do you have such a large fixed allocation?” Well, commodities are notoriously volatile, and so you want to chain that down a little bit. And you mentioned trend following earlier, we have this core position in TIPS, but then on the commodity side, in real estate, each one of these components can vary between five and 15%. And so that allows a ramping up and a scaling down depending on how these components are doing, but there will always be a very substantial base allocation, so to speak, to TIPS.

Nate:

Okay, so that’s the Merk Stagflation ETF, again, ticker STGF. Let’s move on and talk about the VanEck Merk Gold Trust, ticker OUNZ, great ticker. Which by the way, Axel, can you explain the relationship with VanEck here?

Axel Merk:

Yeah, so we launched the VanEck Merk Gold Trust in 2014, and then a few years later, we partnered up with VanEck on the marketing side. We are the sponsor, it’s our ETF, but we have a very close working relationship, mostly on the distribution and the marketing side. Obviously they are a bigger shop than we are, they have a lot of traction there.

As you find out, the unique feature about this is that, like the other physical gold ETFs, we invest in physical gold, but we do provide that delivery feature. And anybody who has looked into that, that is not trivial. Indeed, we have a delivery process. Anybody else who has tried it, there was an Australian shop that tried at some point, they left the business again because they didn’t quite know how to do this properly, now at least. And so we are passionate that you have that feature, and it’s really designed for the person who wants the assurance that the gold is there. Most investors don’t take delivery, but they like that feature.

And by the way, one of the nice side effects is that this is a grantor trust, so you own a pro-rated amount of the gold depending on how many shares you own. And when you take delivery of the gold, that in itself is not a taxable event. And that means if your shares appreciate, you can take delivery without that in itself, triggering a tax event. Obviously, if you take it out of a retirement account, there may be taxes to you, but you’re not selling the gold, so to speak.

Nate:

Just high level, what does that process actually look like? To take delivery of the physical gold? Do you go online, file an application, and then are the shares provided back to the sponsor and gold shipped out? I mean, just high level, what does that process look like?

Axel Merk:

Yes, so you go to our website, there is an online calculator that tells you how much gold you have, and then there’s an application. It’s a very smooth process in the sense of you go through that process where you pretty much just say, “Hey, these are the shares I’ve got, and this is what I want to have.” And this is how you get it. And by the way, most investors do not have an interest in having the London bars that we hold, that any institutional holder of gold has. And so what we do is we facilitate a swap into coins.

Now those are obviously dependent on market supply, whereas the London bars are always available, but during the pandemic for example, we facilitated deliveries when most people didn’t even have access to coins. We’re working with what we call a dealer’s dealer, and through that, we’re able to facilitate deliveries.

But what can happen is that these coins tend to trade at a premium, and so what you could do is when the premiums are high, you buy the gold ETF and then you wait for the premiums to come down and take delivery later, and so you’ve locked in the price of gold, so to speak. Now again, it is about the feature. If you just go to buy coin, it’s much faster to just go to a coin dealer and be done with it.

The challenge a gold investor is the moment you want to have a more substantial amount invested in gold, what do you do with it? How do you keep it secure? And the gold ETF you have an expense ratio of 25 basis points, so it’s a very competitive way of storing gold. The key thing we have seen, versus our competitors, is that we tend to attract a more long-term investor. We do get one to two deliveries a month. We can ramp that up pretty quickly if there was more demand. But the point is that people like the assurance that they could take delivery if and when they wanted to, and that tends to get the trader to the other products, and gives us the more longer term investor.

Nate:

Axel, just a few minutes left here, in terms of the investment thesis for gold moving forward, and I should note, I was talking about this a little bit earlier on the podcast. One of my 2023 ETF predictions is that I think physical gold ETFs are going to have a huge year. I think that’s both flows into the products, but I also think gold is set up pretty well because, I think to what we were saying earlier, we could be in an environment where economic growth slows, perhaps that pressures the US dollar, inflation, I think is going to remain elevated. We also clearly still have geopolitical issues out there, it’s possible stocks have another tough year. All of that seems rather positive for gold in my opinion. So anything you would add to that in terms of the investment case for gold moving forward?

Axel Merk:

Well first, yes, we do see increased interest both in terms of volume, we were talking earlier in the year here and we already had two creations, and so that supports that notion in the ETF. As far as the gold investor is concerned, I group them into three different buckets.

One is the investor concerned about the erosion of the purchasing power of the dollar. The second one is the diversification investor, and the third one is the trend follower. The trend follower, they love a trend, when the price of gold moves, they’ll jump on board. Those investors mostly went to the meme stocks and other things, cryptocurrency and whatnot. We’ve seen those not as much around. The diversification investor was a tad disappointed last year, because, quote unquote, everything was correlated, although gold eventually did quite all right in that context, those correlations tend to break down, and so we see a lot of those investors coming back in.

And then of course, the traditional gold bud, gold investors concerned about the purchasing power of the dollar, goes back to what we discussed earlier about real interest rates. The biggest competitor to this brick that doesn’t pay any interest is if you get a real yield on your cash. And so it is quite notable that even with all the Fed’s action, gold has not plunged.

And a lot of that is, of course, forward looking, that the gold investor doesn’t believe the Fed can be that tough as it’s priced in for an extended period. And so if you believe that we’ve kind of reached peak hawkishness, then gold is something that you might want to consider.

You mentioned geopolitical uncertainty. That’s a driver. I don’t like that as much as a motivator to buy gold because people get used to crises. And so, yes, the price of gold might spike when you have a terrorist attack there, but that tends to fizzle out quickly, and unfortunately we get used to things like war and other things as well. I tend to focus on the other bigger areas.

Nate:

You mentioned crypto. Do you think crypto has impacted gold’s behavior at all over the past several years? Because you look at gold’s performance last year, relatively speaking, it was a very good year, only down about 1%. But I just feel like gold should have performed better over the past several years, and I wonder if crypto was sort of stealing investor mind share here? So investors maybe were allocating to, quote unquote, digital gold, instead of actual gold? Do you think there’s anything at all to that? Or is the overall pool of capital in crypto just too small to matter?

Axel Merk:

Well, I take exception to the word digital gold, but to your question, the investor, the group that has moved from gold to digital assets, was the speculator, right? So, if anything, the impact had been that the volatility in gold has been less than it might have otherwise been because during the boom phase and the digital asset phase, those investors on steroids have other avenues to play out. And yes, it might have meant that the price of gold could have gone up higher, but also be more volatile and then plunge down more. And so in both directions, it has had an impact.

Now obviously, as everybody knows, the digital asset space has had a rough time, and so who knows where that speculator is going to go next. And there, I think the Fed does play a role. I do think that the speculator is going to be muffled for a little bit. Then again, the price of gold and gold miners as well, by the way, they tend to do well early in this cycle, so before the death of the recession has hit.

If you look at 2008, and other cycles as well, gold and gold miners bottomed out much, much earlier. And I think that’s part of the reason why you say gold is going to have a good year. I tend to agree with that, that the market is looking forward, and especially if we have a deeper recession, equities may not perform well, traditional S&P type of equities, but the price of gold will look ahead to the easing because gold is just so much more sensitive to a pivot, so to speak, at the Fed. Whereas if we do over tighten at the Fed from an economic point of view, those equities will do poorly. So it comes back, again, to diversification, right? Gold, a well-known diversifier, stagflation ETF, a bit more refined diversifier, and then investors want to have a toolbox just like central banks have their tools.

Nate:

Well, Axel, really enjoyed the conversation this week. Tremendous insight. Thank you for joining me.

Axel Merk:

My pleasure.

Nate:

That was Axel Merk, President and Chief Investment Officer of Merk Investments.

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